Velti plc
Interim Report

As of March 31, 2012 and for the three months ended March 31, 2012 and 2011

Velti plc
Interim Report

Velti plc
Condensed Consolidated Balance Sheets
(in thousands, except share and per share amounts)
(unaudited)

	March 31,		December 31,
	2012		2011
ASSETS
Current assets:
Cash and cash equivalents	$40,951		$75,765
Trade receivables (including related party receivables of $1.2 million and $0.5 million as of March 31, 2012 and December 31, 2011, respectively), net of allowance for doubtful accounts	85,496		70,968
Accrued contract receivables (including related party receivables of $2.1 million and $3.3 million as of March 31, 2012 and December 31, 2011)	103,313		98,203
Prepayments	24,868		22,664
Other receivables and current assets (including related party receivables of $6.1 million and $5.5 million as of March 31, 2012 and December 31, 2011, respectively)	56,027		49,726
Total current assets	310,655		317,326
Non-current assets:
Property and equipment, net	11,325		5,922
Intangible assets, net	100,320		91,192
Equity method investments	502		2,270
Goodwill	69,841		52,956
Other assets	12,429		11,865
Total non-current assets	194,417		164,205
Total assets	$505,072		$481,531
LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
Accounts payable	$33,421		$41,565
Accrued liabilities	69,352		49,621
Deferred revenue and current portion of deferred government grants	6,171		6,217
Current portion of acquisition related liabilities	49,961		26,900
Current portion of long-term debt and short-term financings	3,228		2,881
Income tax liabilities	9,985		9,883
Total current liabilities	172,118		137,067
Non-current liabilities:
Long-term debt	6,397		6,859
Deferred government grant - non-current	2,880		3,162
Acquisition related liabilities - non-current	4,716		18,772
Other non-current liabilities	16,743		18,180
Total liabilities	202,854		184,040
Commitments and contingencies (See Note 12)		—
Shareholders' equity:
Share capital, nominal value £0.05, 100,000,000 ordinary shares authorized; 62,758,326 and 61,790,985 shares issued and outstanding as of March 31, 2012 and December 31, 2011, respectively	5,225		5,148
Additional paid-in capital	355,267		346,031
Accumulated deficit	(43,544)		(34,726)
Accumulated other comprehensive loss	(14,795)		(19,046)
Total Velti shareholders' equity	302,153		297,407
Non-controlling interests	65		84
Total equity	302,218		297,491
Total liabilities and shareholders' equity	$505,072		$481,531

The accompanying notes are an integral part of these condensed consolidated financial statements.

Velti plc
Condensed Consolidated Statements of Operations and Comprehensive Loss
(in thousands, except per share amounts)
(unaudited)

	Three Months Ended March 31,
	2012	2011
Revenue:
Software as a service (SaaS) revenue	$46,768	$23,279
License and software revenue	1,505	2,791
Managed services revenue	3,520	3,480
Total revenue	51,793	29,550
Cost and expenses:
Third-party costs	16,862	10,633
Datacenter and direct project costs	7,892	2,951
General and administrative expenses	15,132	9,468
Sales and marketing expenses	12,753	7,993
Research and development expenses	4,684	2,830
Acquisition related charges	2,197	1,461
Depreciation and amortization	7,269	3,754
Total cost and expenses	66,789	39,090
Loss from operations	(14,996)	(9,540)
Interest expense, net	(743)	(3,483)
Gain from foreign currency transactions	1,375	378
Other income (expense)	6,174	(76)
Loss before income taxes, equity method investments and non-controlling interest	(8,190)	(12,721)
Income tax expense	(278)	(2,237)
Loss from equity method investments	(371)	(965)
Net Loss	(8,839)	(15,923)
Net loss attributable to non-controlling interest	(21)	(51)
Net loss attributable to Velti	$(8,818)	$(15,872)
Comprehensive loss:
Net loss	(8,839)	(15,923)
Foreign currency translation adjustments	4,254	6,030
Comprehensive loss	(4,585)	(9,893)
Comprehensive loss attributable to non-controlling interests	18	40
Comprehensive loss attributable to Velti	(4,567)	(9,853)
Net loss attributable to Velti per share:
Basic	$(0.14)	$(0.34)
Diluted	$(0.14)	$(0.34)
Weighted average number of shares outstanding for use in computing per share amounts:
Basic	61,816	47,099
Diluted	61,816	47,099

The accompanying notes are an integral part of these condensed consolidated financial statements.

Velti plc
Condensed Consolidated Statements of Cash Flows
(in thousands)
(unaudited)

	Three Months Ended March 31,
	2012	2011

Cash flows from operating activities:
Net loss	$(8,839)	$(15,923)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	7,269	3,754
Change in fair value of contingent consideration	2,197	1,174
Non-cash interest expense	449	1,421
Share-based compensation	8,608	6,562
Deferred income taxes	—	2,096
Undistributed loss of equity method investments	371	965
Foreign currency transactions gain	(1,375)	(378)
Provision for doubtful accounts	330	404
Gain on previously held shares in CASEE	(6,028)	—
Change in operating assets and liabilities:
Trade receivables and accrued contract receivables	(17,384)	773
Prepayments and other current assets	(8,571)	(8,595)
Other assets	(296)	4,109
Accounts payable and other accrued liabilities	6,889	(18,568)
Deferred revenue and government grant income	511	1,733
Net cash used in operating activities	(15,869)	(20,473)
Cash flow from investing activities:
Purchase of property and equipment	(5,728)	(312)
Investments in software development and purchased software	(9,276)	(7,367)
Investment in subsidiaries and equity method investments, net of cash acquired	(6,944)	(9,268)
Net cash used in investing activities	(21,948)	(16,947)
Cash flow from financing activities:
Net proceeds from issuance of ordinary shares	705	134,192
Proceeds from borrowings and debt financing	2	917
Repayment of borrowings	(789)	(45,154)
Net cash (used in) generated from financing activities	(82)	89,955
Effect of changes in foreign exchange rates	3,085	2,244
Net increase (decrease) in cash and cash equivalents	(34,814)	54,779
Cash and cash equivalents at beginning of period	75,765	17,354
Cash and cash equivalents at end of period	$40,951	$72,133
Supplemental cash flow information:
Interest paid	$418	$3,502
Income taxes paid	$707	$164

The accompanying notes are an integral part of these condensed consolidated financial statements.

Velti plc
Notes to Condensed Consolidated Financial Statements (unaudited)

1. Description of Business and Basis of Presentation
Velti plc, (Velti or Company), is a leading global provider of mobile marketing and advertising technology that enable brands, advertising agencies, mobile operators and media companies to implement highly targeted, interactive and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform allows our customers to use mobile and traditional media, to target, reach and engage consumers, through mobile web and mobile applications; convert consumers into their customers; and to continue to actively manage the relationship through the mobile channel.
Basis of Presentation
The Condensed Consolidated Balance Sheet as of December 31, 2011, which has been derived from audited financial statements, and the unaudited interim Condensed Consolidated Financial Statements as of March 31, 2012, and for the three months ended March 31, 2012 and 2011 have been prepared in accordance with accounting principles generally accepted in the United States of America for interim financial information along with Article 10 of Securities and Exchange Commission (SEC) Regulation S-X. Accordingly, they do not include all of the information and notes required by generally accepted accounting principles (GAAP) for complete financial statements. In management’s opinion, the financial statements include all adjustments (consisting of normal, recurring and non-recurring adjustments) necessary for the fair presentation of the financial position and operating results of the Company. The results of operations for the three months ended March 31, 2012 are not necessarily indicative of the results for the entire fiscal year ending December 31, 2012 or for any other period. These unaudited Condensed Consolidated Financial Statements should be read in conjunction with Velti's Annual Report on Form 20-F for the fiscal year ended December 31, 2011 filed on April 26, 2012 with the SEC.
Group Structure
Velti plc is a company incorporated under the laws of the Bailiwick of Jersey, the Channel Islands. On May 3, 2006, Velti plc was first admitted and trading commenced in our ordinary shares on the Alternative Investment Market of the London Stock Exchange (AIM). On January 28, 2011, our ordinary shares commenced trading on the NASDAQ Global Select Market, under the symbol "VELT". We de-listed and canceled our shares for trading on AIM on May 3, 2011.
2. Summary of Significant Accounting Policies
Revenue Recognition
We derive our revenue from three sources:

▪
Software as a service (SaaS) revenue, which consists of fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as “usage‑based” services, and fees from customers who utilize our software solutions to measure the progress of their transaction‑ based mobile marketing and advertising campaigns, generally referred to as “performance‑based” services;

▪
License and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

▪
Managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions.

We account for revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 - Revenue Recognition and ASC Topic 985-605 - Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectibility of the fee is reasonably assured.
SaaS revenue generated from our usage-based services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform, are recognized ratably over the period of the agreement as the fees are earned.
SaaS revenue generated from our performance-based services is generally based on specified metrics, typically relating to the number of transactions performed during the campaign multiplied by the cost per action in accordance with the terms of the

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

related contracts. Some of our performance-based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance-based fees to be contingent fees. We recognize this revenue monthly based on actual performance, which is when the fees are earned and the amount of the fee can be reliably measured. Depending on the particulars of an arrangement, including the term of the agreement, our performance-based fees are typically invoiced either monthly or upon campaign completion, which may result in invoicing in a period subsequent to revenue being recognized.
License and software revenue consists of fees charged for our mobile marketing and advertising technology provided on a perpetual or term based license. These types or arrangements do not typically include any ongoing support arrangements or rights to upgrades or enhancements and therefore revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Revenue from term based licenses are recognized over the related term. Fees charged to customize our software solution are recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.
Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of the selling price of each deliverable. When accounted for separately, revenue is recognized as the services are rendered for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative selling prices, as determined by the price of the undelivered items when sold separately.
The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of our revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all other criteria are met and when the fees under the contract are due and payable. Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. Fees that have not been invoiced as of the reporting date but for which all revenue recognition criteria are met are reported as accrued contract receivables on the balance sheets.
Certain arrangements entered into by us are revenue sharing arrangements. As a result, we complete an analysis of the facts and circumstances to determine whether revenue earned from these arrangements should be recorded gross with the company performing as a principle, or recorded net of third party costs with the company performing as an agent, as required by ASC 605-45 Principle Agent Consideration.
We present revenue net of tax, sales tax, excise tax and other similar assessments. Our revenue arrangements do not contain general rights of return.
Concentration of Credit Risk
Financial instruments that potentially subject us to concentrations of credit risk consist primarily of cash and cash equivalents, to the extent that balances exceed insured limits, and accounts receivable. Our concentration of credit risk with respect to accounts receivable is limited as we have credit limits in place and continuously monitor the credit worthiness of our customers. We also, from time to time, enter into factoring arrangements with local banks for a portion of our accounts receivable.
There were no customers that accounted for 10% or more of our revenues for the three months ended March 31, 2012 and 2011.
Use of Estimates
The preparation of financial statements and related disclosures in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expense during the reporting period. Actual results could differ from those estimates.
Reclassifications

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Certain prior-period amounts have been reclassified to conform to current period presentation.
Recent Accounting Pronouncements
In May 2011, the FASB issued ASU No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (Topic 820) Fair Value Measurement, to provide a consistent definition of fair value and ensure that the fair value measurement and disclosure requirements are similar between U.S. GAAP and International Financial Reporting Standards. ASU 2011-04 changes certain fair value measurement principles and enhances the disclosure requirements. We adopted ASU 2011-04 on January 1, 2012. There was no material impact on our financial position, results of operations or cash flows.
In June 2011, the FASB issued ASU No. 2011-05, Comprehensive Income (Topic 220) Presentation of Comprehensive Income, to require an entity to present the total of comprehensive income, the components of net income, and the components of other comprehensive income either in a single continuous statement of comprehensive income or in two separate but consecutive statements. ASU 2011-05 eliminates the option to present the components of other comprehensive income as part of the statement of equity. ASU 2011-05 became effective for us on January 1, 2012, with retrospective application required. The adoption of ASU 2011-05 did not have a significant impact on our financial position, results of operations or cash flows.
3. Segment and Geographic Information
Operating segments are defined as components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker (CODM) in deciding how to allocate resources and in assessing performance. Velti's CODM is our chief executive officer. Our business is conducted in a single operating segment. Our CODM reviews a single set of financial data that encompasses our entire operations for purposes of making operating decisions and assessing financial performance. Our CODM manages our business based primarily on broad functional categories of sales, marketing, software and technology platform development and strategy.
We conduct our business in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographic area. Revenue from customers for whom we provide services in multiple locations is reported in the location of the respective customer's domicile; revenue from customers for whom we provide services in a single or very few related locations is reported in the location of the respective customer's place of operations.

	Three Months Ended March 31,
Revenue:	2012		2011
	(in thousands, except percentages)
Europe:
United Kingdom	$16,061	31%	$6,942	23%
All other European countries	15,216	29%	11,744	40%
Total Europe	31,277	60%	18,686	63%
Americas	13,321	26%	8,249	28%
Asia/Africa	7,195	14%	2,615	9%
Total revenue	$51,793	100%	$29,550	100%

4. Contract Revenue and Grant Income
A significant portion of our revenue is recognized but not billed as of each reporting date. As of March 31, 2012 and 2011, we had earned but un-invoiced revenue of $103.3 million and $98.2 million, respectively, from rendering services relating to projects that are completed or delivered but for which we had not yet invoiced the customer. We recognize un-invoiced revenue when all revenue recognition criteria are met. However, accrued contract receivables are not included in trade receivables until the customer is invoiced.
From time to time, we receive grants from the European Union for the development and roll-out of mobile and broadband value-added services and various e-commerce related services. We recognize income under these grants as it is earned as an offset to the costs and expenses reimbursed by the grants. The earned amounts of $917,000 and $976,000 were offset against depreciation and amortization costs for the three months ended March 31, 2012 and 2011, respectively.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

5. Balance Sheet Items
Details of our significant balance sheet line items consisted of the following:

Other receivables and current assets	March 31,	December 31,
	2012	2011
	(in thousands)
Notes receivable (1)	$27,793	$29,488
Government grant receivables	5,557	5,258
Other receivables and current assets	22,677	14,980
Total other receivables and current assets	$56,027	$49,726

(1) Notes receivable consists of post dated checks that are deemed to be legally enforceable short-term promissory notes under applicable law and have therefore been reclassified from trade receivables.

Property and Equipment	March 31,	December 31,
	2012	2011
	(in thousands)
Buildings and fixtures	$6,966	$1,903
Computer and telecommunication hardware	7,552	6,853
Office equipment	2,788	2,544
Total cost	17,306	11,300
Less: accumulated depreciation	(5,981)	(5,378)
Property and equipment, net	$11,325	$5,922

Depreciation expense was $471 and $283 during the three months ended March 31, 2012 and 2011, respectively.

Accrued Liabilities	March 31,	December 31,
	2012	2011
	(in thousands)
Professional fees	1,340	703
Employee related accruals	9,258	5,232
Accrued third-party costs	50,059	35,135
Other	8,695	8,551
Total accrued liabilities	$69,352	$49,621

6. Business Combinations
CASEE Acquisition
On January 16, 2012, we completed the acquisition of the remaining equity interests in Ydon Holdings, Ltd. (CASEE), a mobile marketing and advertising exchange with operations based in Beijing, by acquiring all of the outstanding shares of CASEE which we did not previously own.  We acquired this interest for an initial cash payment of $8.4 million and up to $20.3 million in contingent consideration.  The transaction was accounted for using the purchase method of accounting.  Transaction costs amounted to $0.9 million and were expensed as incurred.

Prior to the completion of the acquisition, we owned 33% of the outstanding shares and accounted for our investment in CASEE using the equity method.  Upon completion of the acquisition, CASEE became a wholly-owned subsidiary of Velti. Immediately prior to the acquisition, we re-measured our interest in CASEE and recorded a gain of $6.0 million, which is included in other income (expense) in the condensed consolidated statement of operations and comprehensive loss. This fair value measurement was based on the per share consideration paid in the transaction, including the fair value of the contingent consideration, applied to the number of shares held by the Company immediately prior to closing. Since the acquisition date through March 31, 2012, CASEE has generated revenue of $1.3 million and a net loss of $0.1 million, including acquisition

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

related charges.
We acquired CASEE to support the expansion of our business in China. The preliminary allocation of the total consideration of $22.8 million was as follows:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$1,456
Accounts receivable and other current assets	1,213
Property and equipment	97
Trade and other liabilities	(1,952)
Net assets acquired	814
Intangible assets acquired - customer relationships	390
Intangible assets acquired - trademark & trade name	2,490
Intangible assets acquired - developed technology	3,020
Goodwill	16,055
Value of assets	$22,769
Purchase price:
Cash	$8,400
Contingent consideration (fair value)	6,360
Fair value of previously held interest	8,009
Total consideration	$22,769

Acquired Intangible Assets
Customer relationships relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of 8.0 years.
Trademark and trade name represent the CASEE brand and related Internet domain. We valued the trademark and trade name using the relief from royalty method. Trademark and trade name have an estimated indefinite life and as such these assets will not be amortized as charges to earnings, instead this asset will be subject to periodic impairment testing.
Developed technology represents CASEE's platform and other developed technology. We valued the technology and software using the income method utilizing a discounted cash flow model. We are amortizing the technology assets on a straight line basis over its estimated useful life of 5.0 years.
The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of CASEE, including customer relationships and developed technology, is 5.3 years.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition is expected to significantly enhance our presence in the China and increase the overall value of our platform to current and future customers. These factors contributed to establishing the purchase price, which resulted in the recognition of goodwill. None of the goodwill is expected to be deductible for income tax purposes.
Contingent Consideration
The actual amount of contingent consideration to be paid is based on CASEE's achievement of revenue and gross profit performance during the twelve months ended March 31, 2012 and 2013, with a maximum of $20.3 million. It is payable in two traunches, as soon as reasonable practical after the closing of the financial books for those periods, and may be paid in cash or up to 50% stock, at our discretion. We recorded the acquisition-date estimated fair value of the contingent payment of $6.4 million as a component of the consideration paid in exchange for the equity interests of CASEE. The acquisition-date fair

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

value is measured at each quarter end based on the probability-adjusted present value of the consideration expected to be transferred. See disclosure of Level 3 fair value measurements in Note 7 for changes during the period.
Mobile Interactive Group, Ltd. Acquisition
On November 14, 2011, we completed the acquisition of Mobile Interactive Group Limited (MIG), the UK's largest mobile marketing company, by acquiring all of the outstanding shares of MIG such that MIG became a wholly-owned subsidiary of Velti following the acquisition. In connection with the acquisition, we will pay minimum consideration of $35.2 million, including $25.2 million of cash paid at closing. We will pay $10.0 million in deferred consideration between March 2012 and April 2013. Depending on MIG's performance, we may pay up to an additional $27.0 million in 2013. The transaction was accounted for using the purchase method of accounting. Transaction costs amounted to $0.9 million and were expensed as incurred.
We acquired MIG to, among other things, expand our business in the U.K., expand our product offering to include mobile commerce and mobile billing services in the 44 countries MIG services, and gain access to the more than 300 enterprise customers that use MIG's technology platform.
The preliminary allocation of the total consideration of $50.5 million was as follows:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$9,307
Accounts receivable and other current assets	40,076
Property and equipment	859
Trade and other liabilities	(48,389)
Net assets acquired	1,853
Intangible assets acquired - customer relationships	17,110
Intangible assets acquired - trademark & trade name	580
Intangible assets acquired - non-compete agreement	3,131
Intangible assets acquired - developed technology	11,140
Goodwill	24,956
Deferred tax liability	(8,310)
Value of assets, net of deferred tax liabilities	$50,460
Purchase price:
Cash	$25,170
Deferred consideration	10,000
Contingent consideration	15,290
Total consideration	$50,460

Acquired Intangible Assets
Customer relationships relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of 6.5 years.
Trademark and trade name represent the MIG brand and Internet domain. We valued the trademark and trade name using the relief from royalty method. We are amortizing the trademark and trade name on a straight line basis over its estimated useful life of 1.5 years.
Non-compete agreement represents the agreement with a certain member of MIG management that they will not compete directly or indirectly with Velti during the term of the agreement. We are amortizing the non-compete agreement on a straight line basis over its estimated useful life of 3 years.
Developed technology represents MIG's platform and other developed technology. We valued the technology and software

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

using the income method utilizing a discounted cash flow model. We are amortizing the technology assets on a straight line basis over its estimated useful life of 4.4 years.
The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of MIG, including customer relationships, trademark and trade names, and developed technology, is 4.9 years.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition is expected to significantly enhance our presence in the U.K. and Western Europe and increase the overall value of our platform to current and future customers. These factors contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.
Deferred Consideration
Deferred consideration represents the fair value on the acquisition date of the known amounts to be paid to former Mobile Interactive Group stockholders in cash or ordinary shares. The fair value of deferred consideration has been estimated using a present value factor based on the cost of capital and the timing of the payments as noted above.
Contingent Consideration
The contingent consideration is based upon MIG achieving certain EBITDA targets during the period, with a maximum of $27.0 million. It is payable on March 31, 2013 in cash or shares, at our discretion. We recorded the acquisition-date estimated fair value of the contingent consideration of $15.3 million as a component of the consideration paid in exchange for the equity interests of MIG. The acquisition-date fair value is measured at each quarter end based on the probability-adjusted present value of the consideration expected to be transferred; as of March 31, 2012 the adjusted contingent consideration was $18.3 million. See disclosure of Level 3 fair value measurements in Note 7 for changes during the period.
Air2Web, Inc. Acquisition
On October 4, 2011, we completed the acquisition of Air2Web, Inc. (Air2Web), a provider of mobile customer relationship management (mCRM) solutions in the United States and India for many of the world's most trusted consumer brands. In connection with the acquisition, we paid $18.9 million in cash for all the outstanding common stock of Air2Web. As part of closing, Air2Web paid off its outstanding long term debt, totaling approximately $1.2 million, with cash provided by Velti.
We acquired Air2Web to, among other things, expand our business in the U.S. and India and provide improved access to carriers and verticals such as the financial services industry. Transaction costs amounted to $1.1 million and were expensed as incurred.
The preliminary allocation of the total consideration of $18.9 million was as follows:

Fair Value
(in thousands)
Net assets acquired (liabilities assumed):
Cash and cash equivalents	$600
Accounts receivable and other current assets	5,947
Property and equipment	1,221
Trade and other liabilities	(5,273)
Net assets acquired	2,495
Intangible assets acquired - customer relationships	1,920
Intangible assets acquired - trademark & trade name	110
Intangible assets acquired - developed technology	4,180
Goodwill	10,193
Value of assets, net of deferred tax liabilities	$18,898
Purchase price:
Cash	$18,898

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Acquired Intangible Assets
Customer relationships represent customer relationships which relate to the ability to sell existing and future services to existing customers. The fair value of customer relationships has been estimated using the income method utilizing a discounted cash flow model. We are amortizing this intangible asset on a straight line basis over its estimated useful life of 6 years.
Trademark and trade name represents the Air2Web brand and Internet domain. We valued the trademark and trade name using the relief from royalty method. We are amortizing the trademark and trade name on a straight line basis over its estimated useful life of 9 months as we transition to Velti branding.
Developed technology represents Air2Web's platform and other developed technology. We valued the technology and software using the income method utilizing a discounted cash flow model. We are amortizing the technology assets on a straight line basis over its estimated life of 5 years.
The weighted average amortization period for total amortizable intangible assets acquired in connection with our acquisition of Air2Web, including customer relationships, trademark and trade names, and developed technology, is estimated to be 5.1 years.
Goodwill
Goodwill represents the excess of the purchase price over the fair value of the net tangible and intangible assets acquired. The acquisition is expected to significantly enhance our presence in the U.S. and India and increase the overall value of our platform to current and future customers. These factors contributed to establishing the purchase price, which resulted in the recognition of a significant amount of goodwill. None of the goodwill is expected to be deductible for income tax purposes.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

7. Fair Value Measurements
We consider fair value as the exchange price that would be received for an asset or paid to transfer a liability in the principal or most advantageous market in which we would transact business in an orderly transaction on the measurement date. We consider assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.
We use observable inputs whenever possible and minimize the use of unobservable inputs when measuring fair value. Observable inputs reflect readily obtainable data from independent sources, while unobservable inputs reflect the Company’s market assumptions. The inputs are then classified into the following hierarchy: (1) Level 1 Inputs—quoted prices in active markets for identical assets and liabilities; (2) Level 2 Inputs—observable market-based inputs other than Level 1 inputs, such as quoted prices for similar assets or liabilities in active markets, quoted prices for similar or identical assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data; (3) Level 3 Inputs—unobservable inputs that are supported by little or no market activity such as certain pricing and discounted cash flow models.
Our financial assets and liabilities consist principally of cash and cash equivalents, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents are stated at cost, which approximates fair value. As of March 31, 2012 and December 31, 2011, we do not have readily marketable securities that are classified as cash equivalents. Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. Our long-term debt bears interest at variable rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of March 31, 2012 and December 31, 2011 approximates its fair value. As of March 31, 2012, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed.
The fair value of our contingent payments associated with our recent acquisitions is determined based on an internal cash flow model using inputs based on estimates and assumptions developed by us and is remeasured on each reporting date. The rates used to discount net cash flows to their present value were based on our weighted average cost of capital for similar transactions and an assessment of the relative risk inherent in the associated cash flows. The inputs were current as of the measurement date. These inputs tend to be unobservable and, as such, are considered Level 3 in the fair value hierarchy. The contingent payments that may be due in connection with our acquisitions of MIG and CASEE are our only Level 3 fair value measurements.
The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

Fair Value
(in thousands)
Balance as of December 31, 2011	$16,271
Change in fair value of contingent consideration liability related to MIG	2,197
Additions to contingent consideration liability related to CASEE	6,360
Balance as of March 31, 2012	$24,828

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

8. Intangible Assets
Information regarding our definite-lived intangible assets is as follows:

Intangible Assets	Average Useful life	Gross Carrying Value	Accumulated Amortization	Net Carrying Amount
	(in years)	(in thousands)
March 31, 2012
Internal software development costs	3.0	$28,696	$17,551	$11,145
Computer software	5.0	42,487	15,343	27,144
Licenses and intellectual property	5.0	32,947	18,477	14,470
Trademark and trade name	1.6	6,919	1,343	5,576
Customer relationships	6.3	25,183	3,556	21,627
Developed technology	4.6	25,410	5,052	20,358
Intangible assets	4.6	$161,642	$61,322	$100,320
December 31, 2011
Internal software development costs	3.0	$26,445	$16,884	$9,561
Computer software	5.0	38,715	12,961	25,754
Licenses and intellectual property	5.0	29,092	16,806	12,286
Trademark and trade name	1.6	4,334	924	3,410
Customer relationships	4.0	24,295	2,517	21,778
Developed technology	3.5	22,088	3,685	18,403
Intangible assets	4.0	$144,969	$53,777	$91,192

Gross amortization expense was $7.7 million and $4.5 million during the three months ended March 31, 2012 and 2011,
9. Equity Method Investments
The following table provides a summary of changes in our equity method investments:

Carrying Value
(in thousands)
Balance as of December 31, 2011	$2,270
Share of income from equity method investments	171
Adjustments related to acquisition of CASEE	(1,981)
Foreign exchange differences	42
Balance as of March 31, 2012	$502

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

10. Short-term financings and long-term debt
Our short-term financings and long-term debt outstanding as of March 31, 2012 and December 31, 2011 is classified as follows:

	March 31,	December 31,
	2012	2011
	(in thousands)
Long-term debt, net of current portion	$6,536	$7,009
Current portion of long-term debt	3,096	2,753
Short-term financings	188	182
Short-term debt	3,284	2,935
Total debt	9,820	9,944
Less: Carrying value of debt placement fee(1)	(195)	(204)
Total debt, net of debt placement fee	$9,625	$9,740

(1)	Represents fees incurred in connection with our term loan with Black Sea Trade and Development Bank.
Details of our long-term debt by facility as of March 31, 2012 are as follows:

Lender	Description / Term	Total Facility	Outstanding Amount	Interest Rate	Security/Covenant
		(in thousands)
ICICI Bank	Working Capital	$188	$188	ICICI I-Base +5.5%	Secured by assets of Air2Web India Pvt Ltd
Black Sea Trade and Development Bank	Term facility due September 2015 and October 2015	10,005	8,264	3 month Euribor + 4%	See below
ING	Term facility due April 2014	2,001	$1,257	Fixed 4.05% to April 2012, then 3 month Euribor + 2.5%	Secured by assets of Mobile Interactive Group, Ltd.
Other		111	$111
Total debt:		$12,305	$9,820

Future principal repayments under all debt arrangements as of March 31, 2012 are as follows:

Amount
(in thousands)
2012	$2,587
2013	2,889
2014	2,562
2015	1,782
Total	$9,820

Debt Covenants
Our loan facility with Black Sea Trade and Development Bank (BSTD) requires us to maintain a net debt to operating EBITDA ratio of not more than 3.00 to 1; an EBIT to Net Interest Expense ratio of not less than 1.60 to 1, and a ratio of total liabilities to shareholders' equity of not more than 2.00 to 1, all on an annual basis. Although we report annually, we measure compliance on the debt to total liability ratio on a semi-annual basis. As of March 31, 2012 we were in compliance with all of the covenants under this facility.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

On September 20, 2011, in conjunction with repaying €7.5 million (approximately $10.1 million) of the amount due to Black Sea we signed an amendment to the facility agreement. This amendment reduced the interest rate on the remaining balance to 3 months Euribor + 4% per annum, released all assets securing the loan including the share pledge agreement and eliminated all future security requirements. In addition, the amendment revised the repayment terms to include 16 equal quarterly principal payments beginning on December 31, 2011. The revised payment terms are reflected in the above table.
Secured Borrowings and Collateralized Receivables
As of March 31, 2012, and December 31, 2011, none of our accounts receivable were pledged as security against borrowings. The collateralized receivables are presented at their net present value. The interest rate implicit in the collateralized receivables was 6.0% as of March 31, 2012.
The average effective interest rates to finance our borrowing facilities as of March 31, 2012 ranged from 4.1% to 16.0%. The average effective interest rates to finance our borrowing facilities as of December 31, 2011 ranged from 4.0% to 15.5%.
Interest expense related to servicing of our borrowing facilities is summarized below:

	For the Three Months Ended March 31,
	2012	2011
	(in thousands)
Interest expense:
Long-term loans	$163	$797
Short-term loans	3	284
Finance costs on factoring of receivables	239	392
Other interest costs	13	608
Accretion of debt discount and deferred purchase consideration	449	1,421
Total interest expense	867	3,502
Less: Interest income	(124)	(19)
Net interest expense	$743	$3,483

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

11. Income Taxes
For the three months ended March 31, 2012 and 2011, we recorded an income tax provision of approximately $0.3 million and $2.2 million, or effective tax rates of 3.4% and 17.6%, respectively.
The tax provision and the effective tax rate decreased in the three months ended March 31, 2012 compared to the same period last year, primarily due to the difference in geographical mix of income and loss before taxes and the decrease in non-deductible stock-based compensation expense during the first quarter of 2012.
At March 31, 2012, the total unrecognized tax benefits of $11.8 million included approximately $7.5 million of unrecognized tax benefits that have been netted against the related deferred tax assets and $4.3 million of unrecognized tax benefits which are reflected in other long term liabilities.
Our continuing practice is to recognize interest and penalties related to income tax matters as a component of income tax expense. We have approximately $1.0 million of accrued interest and penalties as of March 31, 2012 and approximately $1.0 million of accrued interest and penalties as of March 31, 2011.
We file income tax returns in various tax jurisdictions around the world. While we are not currently under audit in the major taxing jurisdictions in which we are subject to tax, the tax years 2004 to 2011 remain open to examination.  However, we do not believe that the total amount of unrecognized tax benefits will significantly change within the next 12 months.
12. Commitments and Contingencies
Operating Lease Commitments
The future aggregate minimum lease payments under non-cancelable operating leases as of March 31, 2012 are as follows:

March 31, 2012
(in thousands)
2012	$3,001
2013	4,323
2014	4,164
2015	3,508
2016	3,421
Thereafter	8,531

Rent expense was $1.3 million and $0.8 million during the three months ended March 31, 2012 and 2011, respectively.
Guarantees and Indemnifications
ASC 460, Guarantees, requires that upon issuance of a guarantee, the guarantor must recognize a liability for the fair value of the amount of obligations it assumes under that guarantee.
We periodically establish irrevocable bank guarantees in favor of a customer in connection with a campaign guaranteeing minimum net revenue or covering costs of a campaign. As of March 31, 2012 and December 31, 2011, the aggregate amount of our outstanding commitments under such letters of guarantee was $1.3 million and $2.7 million, respectively. We accrue for known obligations when a loss is probable and can be reasonably estimated. There were no accruals for expenses related to our performance guarantees for any period presented.
As permitted under the laws of the Bailiwick of Jersey and the Republic of Ireland, and in accordance with our bylaws, we indemnify our officers and directors for certain events or occurrences, subject to certain limits, while the officer or director is or was serving at our request in such capacity. The maximum amount of potential future indemnification is unlimited; however, we maintain director and officer liability insurance that limits our exposure and may enable us to recover a portion of any future amounts paid. We believe the fair value for these indemnification obligations is immaterial. Accordingly, we have not recognized any liabilities relating to these obligations as of March 31, 2012 and December 31, 2011.
Pension and Other Post-Retirement Obligations
We are required under Greek law to make a payment to employees on unfair dismissal or on attaining normal retirement age.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

The amount of the payment depends on the employees' monthly earnings (capped at €6,000 per month, or approximately $8,000) and a multiple which depends on length of service. The most recent independent actuarial valuation was carried out as of December 31, 2011. As of March 31, 2012 and December 31, 2011, we have included $588,000 and $551,000, respectively in other non-current liabilities for this obligation. As of March 31, 2012, our retirement benefits obligations were unfunded.
Legal Proceedings
From time to time, we and our subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters.  In addition to the below mentioned legal proceedings, we do not believe that the ultimate resolution of other legal proceedings involving our company, if any, will have a material adverse effect on our consolidated financial position, results of operations or cash flows.
Indemnification Claims
We recently received letters on behalf of several of our customers notifying us that the customers had received letters from a third party which alleged that certain of our customer's applications infringed the patent rights of the third party. In turn, our customers have alleged that we are obligated to indemnify them relating to these matters as the claims allegedly relate to services that we provide to the customers. We are currently investigating the related issues.
Mobile Device Litigation
In re iPhone Application Litigation is a purported nationwide class action filed in the Northern District of California against Apple Inc. and certain other parties, including Mobclix, and the result of a Multi-District Litigation consolidation of numerous class actions filed in state and federal courts throughout the United States.  The action alleges that the defendants, through the promotion of software applications, or "apps", developed, marketed, and provided or sold for use with Apple's devices, improperly and unlawfully access, capture, alter and/or use personal information they obtained from "app" users.
The defendants responded to the complaint via a successful pleading challenge.  See In re iPhone Application Litig., 2011 WL 4403963 (N.D. Cal. Sept. 30, 2011) (Order Granting Defendants' Motions to Dismiss for Lack of Article III Standing Without Prejudice).  In their amended complaint, the plaintiffs dropped several of the entities named as defendants in the initial consolidated complaint, including Mobclix, ostensibly to better their chances of surviving a second pleading challenge.  The remaining defendants' motions to dismiss to this amended pleading was heard on May 3, 2012. During that hearing, the federal judge assigned to the matter indicated that she would dismiss this motion in part. The court will issue an formal order regarding these motions.
Defendant TrafficMarketplace.com recently demanded that Mobclix, pursuant to an agreement between the parties, defend and indemnify it for costs related to the In re iPhone Application Litigation class action.  TrafficMarketplace.com and Mobclix are negotiating this demand.
Mobclix was named as a defendant in a similar litigation regarding Google devices, but within several months was dismissed from that action without prejudice.
Because the filed actions are in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome of these litigations (or potential litigations) at this time.
Damasco v. Velti
On May 15, 2012, an individual named Jerome Damasco named Velti USA, Inc. and Velti North America, Inc. as defendants in a nationwide class action in the United States District Court for the Northern District of California (case no. 3:11-cv-05353-RS) alleging that the defendants distributed unauthorized SMS messages in violation of the federal Telephone Consumer Protection Act, 47 U.S.C. section 227. The action is brought on behalf of “all persons in the United States and its Territories who received one or more unauthorized text message advertisements by or on behalf of any Defendants,” and seeks actual and statutory damages, an injunction requiring the defendants to “cease all wireless spam activities,” and attorneys' fees and costs. Because this action is in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably estimate the ultimate outcome of this litigation at this time. We intend to contest this action vigorously.
Patent Litigation

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

On March 12, 2012, Augme Technologies, Inc. filed a complaint against Velti USA, Inc. in the United States District Court for the District of Delaware (case no. 1:12cv294), alleging infringement of three patents held by Augme.  On May 4, 2012, Velti responded to the complaint by filing a motion to dismiss and motion to strike certain claims in the complaint.  The Court has not yet issued a decision on the motion.  Because this action is in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably estimate the ultimate outcome of this litigation at this time. We intend to contest this action vigorously.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

13. Share-Based Compensation
Equity Incentive Plans
We grant deferred share awards to our employees as part of our compensation package. We also grant share options to some of our employees and consultants in addition to deferred share awards. Our deferred share awards typically vest over four years at the rate of 25% per year on the anniversary of the date of grant; however, our deferred share awards granted to our non-executive directors and a portion of the deferred share awards granted to our executive officers, vest over one year in equal monthly tranches. In March 2012, we issued fully vested deferred share awards to employees as discretionary bonuses in lieu of payment of cash bonuses. In addition, in our share incentive plans, shares are issued to a participant when the deferred share award vests in accordance with any vesting schedule specified in the award agreement following receipt of payment of the aggregate nominal (par) value of £0.05 per ordinary share. The deferred share award recipient is responsible for all applicable taxes payable on the award.
All of our share options have an exercise price equal to the market price of our ordinary shares on the date of grant. Our options typically vest over a four-year period at the rate of 25% per year on the anniversary of the date of grant, although during 2010 we awarded a number of share options that vested on the one year anniversary of the date of grant, subject to our completion of our public offering in the U.S. prior to the vesting date. We also periodically award share options or deferred share awards to consultants that vest over a two year period.
All awards under our equity incentive plans are in ordinary shares. The maximum number of shares which may be issued under all plans in the aggregate over the previous three years must not exceed 10% of our ordinary share capital.
Deferred Share Awards
Details of our deferred share awards are as follows:

	Number of Shares	Weighted Average Exercise Price Per Share	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2011	2,005,445	$0.08
Share awards granted	2,188,568	$0.08	$10.36		$22,676
Forfeited	(71,871)	$0.08
Vested deferred share awards	(401,442)	$0.08			$4,549
Outstanding as of March 31, 2012	3,720,700	$0.08		1.9	$49,610

(1) Share awards granted during the period are made up of 1.2 million shares associated with the annual refresh to employees, 0.9 million shares to management and directors and employee discretionary bonuses.
For deferred share awards, the fair value on the date of grant approximates market value (intrinsic value) as the exercise price equals the nominal (par) value of £0.05 (remeasured into US Dollars on grant date) per ordinary share.
Stock Options
Details of stock option activity are as follows:

	Number of options	Weighted Average Exercise Price	Weighted Average Grant Date Fair Value Per Share	Weighted Average Remaining Contractual Life (in years)	Aggregate Intrinsic Value (in thousands)
Outstanding as of December 31, 2011	4,682,697	$7.17
Share options granted	878,316	$10.46	$5.80
Forfeited share options	(47,596)	$8.73
Exercised options	(194,910)	$3.69			$1,706
Outstanding as of March 31, 2012	5,318,507	$7.82		8.6	$30,952

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

During the three months ended March 31, 2012, there were 2,756 share options granted to non-employees of Velti. A total of 42,006 options held by non-employees are included in the table above. The fair value of these options is remeasured at each reporting date utilizing the share price at that time. The Company settles stock option exercises by issuing new shares of stock.
The aggregate estimated grant date fair value for options granted to employees was $5.1 million and $1.6 million during the three months ended March 31, 2012 and 2011, respectively.
The following table summarizes information regarding our outstanding and exercisable options as of March 31, 2012:

	Outstanding			Exercisable
Range of Exercise Prices	Number of Option Shares	Weighted-Average Exercise Price per Share	Remaining Weighted-Average Contractual Term (Years)	Number of Option Shares	Weighted-Average Exercise Price Per Share	Aggregate Intrinsic Value
$2.57 - $4.69	372,254	$2.73	5.55	163,420	$2.72
$4.95	2,091,217	$4.95	8.10	670,412	$4.95
$6.26 - $9.45	980,674	$8.23	9.21	155,856	$9.23
$9.46 - $12.10	1,593,839	$11.23	9.42	195,527	$12.06
$12.59 - $16.91	236,625	$14.76	9.28	15,251	$13.24
$18.47 - $18.47	43,898	$18.47	9.08	—	$—
	5,318,507	$7.83	8.58	1,200,466	$6.47	$8,511

The fair value of our share options were estimated at the date of grant using the Black-Scholes model with the following assumptions:

	Three Months Ended March 31,
	2012	2011
Share Options Valuation Assumptions
Expected volatility	60%	60%
Expected life in years	6.25	6.25
Risk free rate	0.67% - 0.94%	2.5%
Expected dividends	—	—

For share options, as we do not have sufficient historical information to develop reasonable expectations about future exercise patterns and post-vesting employment behavior, we estimate the expected term of options granted by taking the average of the vesting term and the contractual term of the options, referred to as the simplified method. We estimate the expected term of our share options using a blended volatility factor, which consists of our own share volatility from our trading history and expected future volatility. The risk-free interest rate assumption is based upon observed interest rates appropriate for the expected term of the share option. Expected dividends during the term of the options are based on our dividend policy. To date, no dividends have been declared or paid and none are expected to be declared or paid during the expected term. We estimated the forfeiture rate based on historical and anticipated levels of personnel turnover.
During the three months ended March 31, 2012 and 2011 we recognized total share-based compensation expense under equity incentive plans as follows:

	Three Months Ended March 31,
	2012	2011
	(in thousands)
Datacenter and direct project	$972	$628
General and administrative	3,660	3,244
Sales and marketing	2,392	1,876
Research and development	1,584	814
	$8,608	$6,562

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Share-based compensation expense arising from grants to consultants and advisers was $179,000 and $208,000 during the three months ended March 31, 2012 and 2011, respectively.
There was no recognized tax benefit recorded during the three months ended March 31, 2012 and 2011 related to share-based compensation expense. As of March 31, 2012, there was $22.4 million of total unrecognized compensation expense related to deferred share awards awarded under our share incentive plans expected to be recognized over a weighted-average recognition period of 2.0 years. As of March 31, 2012, there was $10.4 million of total unrecognized compensation expense related to share options expected to be recognized over a weighted-average recognition period of 1.7 years.
In March 2011, certain performance based deferred share awards granted to employees in 2009 were approved for vesting. The performance metrics of these awards were set at the time of grant based on then current projections of company performance under IFRS for 2009 and 2010. These metrics did not contemplate our conversion to US GAAP, the impact of acquisitions completed during 2009 and 2010, or the impact on our results of preparing for and completing our US public offering. Due to the judgment required to reconcile actual company performance with the original metrics, it was determined that any vesting would be required to be treated as a modification under the guidance in ASC 718. This required the fair value of the awards to be remeasured on the vesting approval date, with the incremental fair value charged to expense over the remaining vesting period. As a result, we recognized additional compensation expense of approximately $3.3 million during the three months ended March 31, 2011.
14. Net Income (Loss) Per Share
Basic net income (loss) per share is calculated by dividing the income (loss) attributable to equity holders by the weighted average number of ordinary shares outstanding during the year. Diluted net income (loss) per share is computed by including all potentially dilutive ordinary shares, deferred share awards and share options. For the three months ended March 31, 2012 and 2011, deferred share awards and share options were not included in the computation of diluted net loss per share because the effect would have been antidilutive.
The following table presents the calculation of basic and diluted loss per share:

	Three Months Ended March 31,
	2012	2011
	(in thousands, except per share data)
Net loss attributable to Velti	$(8,818)	$(15,872)
Weighted average number of ordinary shares outstanding	61,816	47,099
Weighted average number of ordinary shares including dilutive effect of outstanding share awards and options	61,816	47,099
Net loss per share attributable to Velti:
Basic	$(0.14)	$(0.34)
Diluted	$(0.14)	$(0.34)

15. Related Party Transactions
Transactions with Equity Method Investments
Velti Center for Innovation S.A. Velti Center for Innovation, a wholly‑owned subsidiary of ours, or VCI, was incorporated for the sole purpose of participating in the EU sponsored program active from 2004 to 2008, which is administered by the General Secretariat of Research and Development of Greece. Under this program, VCI was established to develop start up enterprises in Greece to develop innovative technologies that will be served by a common architecture. The enterprises include Amplus S.A., Evorad S.A., Tagem S.A., mPoint S.A. and N‑Squared S.A.
We eliminate unrealized gains and losses on transactions between us and our equity method investments. US GAAP requires these eliminations; however where they are eliminated is based on the facts and circumstances of the transactions. We record these gains or losses as non-operating loss from equity method investments based on the nature of the transactions. This resulted in an additional loss from equity method investments of $133,000 and $1.5 million during the three months ended March 31, 2012 and 2011, respectively.
We had the following transactions with related parties during the three months ended March 31, 2012 and 2011.
Amplus S.A.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

Chris Kaskavelis, our Chief Operating Officer, and Menelaos Scouloudis, our Chief Commercial Officer, are members of the board of Amplus S.A. VCI S.A. holds 21.7% of the share capital of Amplus S.A.

	Three Months Ended March 31,
	2012	2011
	(in thousands)
Sales to Amplus S.A.	$204	$616
Invoiced to Amplus S.A. for services rendered	$12	$13
Purchases from Amplus S.A.	$156	$33

	March 31,	December 31,
	2012	2011
	(in thousands)
Trade receivables from Amplus S.A.	$45	$—
Accrued and other receivables from Amplus S.A.	$2,654	$2,984
Trade payables to Amplus S.A.	$287	$180

Tagem S.A.
VCI S.A. holds one‑half of the share capital of Tagem S.A.

	Three Months Ended March 31,
	2012	2011
	(in thousands)
Sales to Tagem S.A.	$—	$—
Invoiced to Tagem S.A. for services rendered	$12	$16
Purchases from Tagem S.A.	$—	$1,651

	March 31,	December 31,
	2012	2011
	(in thousands)
Trade receivables from Tagem S.A.	$—	$8
Accrued and other receivables from Tagem S.A.	$1,187	$1,155
Trade payables to Tagem S.A.	$190	$—

Digital Rum S.A.
VCI S.A holds one-half the share capital of Digital Rum S.A.

	Three Months Ended March 31,
	2012	2011
	(in thousands)
Sales to Digital Rum S.A.	$747	$440
Invoiced to Digital Rum S.A. for services rendered	$7	$—
Purchases from Digital Rum S.A.	$—	$2,884

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

	March 31,	December 31,
	2012	2011
	(in thousands)
Trade receivables from Digital Rum S.A.	$1,153	$507
Accrued and other receivables from Digital Rum S.A.	$3,723	$2,572
Trade payables to Digital Rum S.A.	$4	$—

N-Squared S.A.
Chris Kaskavelis, our Chief Operating Officer, is a member of the board of N‑Squared S.A. VCI holds one-half of the share capital of N-Squared S.A. We did not have any significant transactions with N-Squared during the periods presented.
Evorad S.A.
VCI S.A. holds 49% of the share capital of Evorad S.A. We had other receivables of $0.6 million for each of the periods ended March 31, 2012 and December 31, 2011. There were no other significant transactions with Evorad during the periods presented.

Velti, plc
Notes to Condensed Consolidated Financial Statements (unaudited) (continued)

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
This discussion in our MD&A contains forward-looking statements that reflect our current expectations and views of future events. These forward-looking statements can be identified by words or phrases such as “shall,” “may,” “will,” “expect,” “should,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “is/are likely to” or other similar expressions. These forward-looking statements include, among other things, statements relating to our goals and strategies, our competitive strengths, our expectations and targets for our results of operations, our business prospects and our expansion strategy. We have based these forward-looking statements largely on current expectations and projections about future events and financial trends that we believe may affect our financial condition, results of operations, business strategy and financial needs. Although we believe that we have a reasonable basis for each forward-looking statement contained in this annual report, we caution shareholders that these statements are based on our projections of the future that are subject to known and unknown risks and uncertainties and other factors that may cause our actual results, level of activity or performance expressed or implied by these forward-looking statements, to differ.
The forward‑looking statements included in the this current report are subject to risks, uncertainties and assumptions about our company. Our actual results of operations may differ materially from the forward‑looking statements as a result of risk factors described under “Risk Factors” in our 2011 Form 20-F previously filed, including, among other things, our ability to:

•	manage acquisitions or investments, which may be unsuccessful and may divert our management's attention and consume significant resources, and achieve the anticipated benefits of our acquisitions;

•	raise additional capital if needed to grow our business, on terms acceptable to us or at all;

•	properly safeguard confidential or personal information that we may use, transmit or store, which could cause us

•	significant reputational harm and monetary damages if handled improperly;

•	manage the global nature of our business, which subjects us to additional costs and risks that can adversely affect our operating results;

•	defend ourselves against claims of infringement of the patent or other intellectual property rights of third parties and against consumer privacy class action claims;

•	keep pace with technological developments and compete against potential new entrants, who may be much larger and better funded;

•	continue our global business while expanding into new geographic regions;

•	benefit from expected growth in general in the market for mobile marketing and advertising services;

•	retain existing customers and attract new ones;

•	protect our intellectual property rights; and

•	comply with new and modified regulations in the jurisdictions in which we conduct business.
These risks are not exhaustive. Moreover, we operate in an evolving environment and new risk factors emerge from time to time. It is not possible for our management to predict all risk factors, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause our actual results to differ materially from those contained in any forward-looking statement.
An investor in our ordinary shares should not rely upon forward‑looking statements as predictions of future events. Unless required by law, we undertake no obligation to update or revise any forward‑looking statements to reflect new information or future events or otherwise.
Overview
We are the leading global provider of mobile marketing and advertising technology and solutions that enables brands, advertising agencies, mobile operators, and media to implement highly targeted, interactive, and measurable campaigns by communicating with and engaging consumers via their mobile devices. Our platform, called Velti mGage, allows our customers to use mobile and traditional media (such as television, print, radio and outdoor advertising) to target, reach, and engage consumers through mobile internet applications; convert consumers into their customers; and continue to actively manage the relationship through the mobile channel.
We believe our integrated, easy-to-use, end-to-end software platform is the most extensive mobile marketing and advertising campaign management platform in the industry. Our platform further enables brands and their global advertising agencies to plan, execute, monitor, and measure mobile marketing and advertising campaigns in real time throughout the campaign

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

lifecycle. We generate revenue from our software as a service (SaaS) model, from licensing our software to customers and from providing managed services to customers.
The Velti technology platform, Velti mGage, addresses all aspects of mobile marketing, from granular targeting and optimization, buying media, building a dialogue with the target audience, and converting the target audience into customers. Our platform can then track and measure the performance of the entire interaction in order to continue the dialogue and secure the consumer's loyalty.
Velti mGage provides a one-stop-shop where our customers may plan marketing and advertising campaigns. They also can select advertising inventory, manage media buys, create mobile applications, design websites, build mobile CRM campaigns and track performance across their entire campaign in real-time.
Our business, as is typical of companies in our industry, is seasonal. This is primarily due to traditional marketing and advertising spending being heaviest during the holiday season while brands and advertising agencies often close out annual budgets towards the end of a given year. Seasonal trends have historically contributed to, and we anticipate will continue to contribute to fluctuations in our quarterly results, including fluctuations in sequential revenue growth rates.
On a trailing twelve month basis, total revenues have grown from $129.6 million for the twelve months ended March 31, 2011 to $211.4 million for the twelve months ended March 31, 2012. Our revenue for the three months ended March 31, 2012 was $51.8 million representing a 75% increase from the three months ended March 31, 2011.
SaaS revenue increased both in absolute dollars and as a percentage of total revenue from the three months ended March 31, 2011. For the three months ended March 31, 2012, our SaaS revenue represented $46.8 million or 90% of our total revenue of $51.8 million. This is compared to $23.3 million or 79% for the three months ended March 31, 2011. We expect that our SaaS revenue will continue to increase both in absolute dollars and as a percentage of total revenue as our customers continue to seek more flexible pricing models that better address their marketing and advertising needs, and we are therefore able to derive increased transaction‑based and performance‑based SaaS revenue.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Components of Results of Operations
Revenue
We derive our revenue from customers who use our platform to create, execute and measure mobile marketing and advertising campaigns. Our platform is based upon a modular, distributed architecture, allowing our customers to use the whole or any part of the functionality of the platform, depending upon the needs of each campaign. Our fees vary by contract, depending upon a number of factors, including the scope of the services that we provide to the campaign, and the range of functionality deployed by the customer on our technology platform. For our engagements with brands, our contracts may be directly with the brand, or with an advertising agency who manages the mobile marketing or advertising campaign on a brand's behalf.
We generate revenue as follows:

▪
Software as a Service (SaaS) Revenue: Fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as "usage-based" services, and incremental fees from customers who utilize our software solutions to measure the progress of their "transaction-based" mobile marketing and advertising campaigns, generally referred to as "performance-based" services.

SaaS revenue generated from our performance-based services is generally based on specified metrics, typically relating to the number of transactions performed during the campaign multiplied by the cost per action in accordance with the terms of the related contracts. Some of our performance-based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider performance-based the fees to be contingent fees. We recognize this revenue monthly based on actual performance, which is when the fees are earned and the amount of the fee can be reliably measured. Our performance-based arrangements are typically invoiced either monthly or upon campaign completion.

▪
License and Software Revenue: Fees from customers who license our mobile marketing and advertising platform provided on a perpetual or term based license and fees for customized software solutions delivered to and installed on the customers' server, including fees to customize the platform for use with different media used by the customer in a campaign.

▪	Managed Services Revenue: Fees charged to customers for professional services related to the implementation, execution and monitoring of customized mobile marketing and advertising solutions.
The fees associated with our managed services revenue are typically paid over a fixed period corresponding with the duration of the campaign or the consumer acquisition and retention program. An initial, one-time setup fee may also be charged for the development of mobile marketing and advertising campaigns. We may also charge fees to procure third-party mobile and integrated advertising services, such as content, media booking and direct booking across multiple mobile advertising networks on behalf of our customers.
Certain arrangements entered into by the company are revenue sharing arrangements. As a result, the company completes an analysis of the facts and circumstances to determine whether revenue earned from these arrangements should be recorded gross with the company performing as a principle, or recorded net of third party costs with the company performing as an agent, as required by ASC 605-45 Principle Agent Consideration.
Due to the nature of the services that we provide, our customer contracts may include service level requirements that may require us to pay financial penalties if we fail to meet the required service levels. We recognize any such penalties, when incurred, as a reduction to revenue.
Costs and Expenses
We classify our costs and expenses into seven categories: third‑party, datacenter and direct project, general and administrative, sales and marketing, research and development, acquisition related charges, and depreciation and amortization. We charge share‑based compensation expense resulting from the amortization of the fair value of deferred share and share option grants to each employee's principal functional area. We allocate certain facility‑related and other common expenses such as rent, office and information technology to functional areas based on headcount.
Third‑Party Costs. Our third-party costs are fees paid to third parties to secure advertising space or content, or to obtain media inventory for the placement of advertising and media messaging services, primarily in connection with mGage Exchange, as

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

well as fees paid to third parties for services in connection with the creation and execution of marketing and advertising campaigns. Third-party costs also include the costs of certain content, media, or advertising that we acquire for a campaign, and costs associated with incentives provided to consumers in order to participate in the campaigns as well as certain computer hardware or software that we might acquire for a customer. Third-party costs also include costs paid to third parties for technology and local integration that is not performed by our personnel, and primarily relate to our SaaS revenue.
Datacenter and Direct Project Costs. Datacenter and direct project costs consist of personnel and outsourcing costs for operating our datacenters, which host our Velti mGage platform on behalf of our customers. Additional expenses include costs directly attributable to specific campaigns as well as allocated facility rents, power, bandwidth capacity, IT maintenance and support. In addition, direct project costs include personnel costs to customize our software solutions for specific customer contracts.
General and Administrative Expenses. Our general and administrative expenses primarily consist of personnel costs for our executive, finance and accounting, legal, human resource and information technology personnel. Additional general and administrative expenses include consulting and professional fees and other corporate and travel expenses. While we expect that our general and administrative expenses will increase in absolute dollars, we expect the expenses as a percentage of revenue to decline as we grow revenue.
Sales and Marketing Expenses. Our sales and marketing expenses primarily consist of salaries and related costs for personnel engaged in sales and sales support functions, customer services and support, as well as marketing and promotional expenditures. Marketing and promotional expenditures include the direct costs attributable to our sales and marketing activities, such as conference and seminar hosting and attendance, travel, entertainment and advertising expenses. In order to continue to grow our business, we expect to continue to commit resources to our sales and marketing efforts, and accordingly, we expect that our selling expenses will increase in future periods as we continue to expand our sales force in order to add new customers, expand our relationship with existing customers and expand our global operations.
Research and Development. Research and development expenses consist primarily of personnel‑related expenses including payroll expenses, share‑based compensation and engineering costs related principally to the design of our new products and services.
Depreciation and Amortization. Depreciation and amortization expenses primarily consist of depreciation on computer hardware and leasehold improvements in our datacenters, amortization of purchased intangibles and of our capitalized software development costs and amortization of purchased intangibles, offset by allocation of government grant income.
Acquisition Related and Other Charges. Acquisition related and other charges consist primarily of changes in the fair value of contingent payments for acquisitions, other acquisition related charges and during 2011, impairment charges related to our intangible assets.
Interest Expense
Interest expense, net includes interest we incur as a result of our borrowings and factoring obligations. For a description of our borrowing and factoring obligations see Note 10 to notes to the condensed consolidated financial statements.
Gain (Loss) from Foreign Currency Transactions
Gain (loss) from foreign currency transactions are a result of realized and unrealized gains and losses from transactions denominated in currencies other than the functional currency of the respective subsidiary, as well as the gain or loss resulting from remeasuring assets and liabilities denominated in a currency other than the functional currency into the functional currency on each balance sheet date.
Loss from Equity Method Investments
Our equity method investments include all investments in entities over which we have significant influence, but not control, generally including a beneficial interest of between 20% and 50% of the voting rights. Our share of our equity method investments' post acquisition profits or losses is recognized in the condensed consolidated statement of operations and comprehensive loss. For a discussion of our equity method investments see Note 10 to notes to the condensed consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Income Tax Expense
We are subject to tax in jurisdictions or countries in which we conduct business. Earnings are subject to local country income tax and may be subject to current income tax in other jurisdictions.
Our deferred income tax assets represent temporary differences between the financial statement carrying amount and the tax basis of existing assets and liabilities that will result in deductible amounts in future years, including net operating loss carry‑forwards. Based on estimates, the carrying value of our net deferred tax assets assumes that it is more likely than not that we will be able to generate sufficient future taxable income in certain tax jurisdictions. Our judgments regarding future profitability may change due to future market conditions, changes in tax laws and other factors.
Geographic Concentration
We conduct our business primarily in three geographical areas: Europe, Americas, and Asia/Africa. The following table provides revenue by geographic area. Revenue from customers for whom we provide services in multiple locations is allocated according to the location of the respective customer's domicile. Revenue from customers for whom we provide services in a single or very few related locations is allocated according to the location of the respective customer's place of operations.

	Three Months Ended March 31,
Revenue:	2012		2011
	(in thousands, except percentages)
Europe:
United Kingdom	$16,061	31%	$6,942	23%
All other European countries	15,216	29%	11,744	40%
Total Europe	31,277	60%	18,686	63%
Americas	13,321	26%	8,249	28%
Asia/Africa	7,195	14%	2,615	9%
Total revenue	$51,793	100%	$29,550	100%

We expect to continue to increase the amount of revenue that we generate from customers located outside of Europe and anticipate that our geographic revenue concentration in all other European countries as a whole will decrease as a percentage of our total revenue. See Note 3 to notes to the condensed consolidated financial statements for a discussion of the geographic concentration of our pre-tax loss.
Customer Concentration
No customers accounted for more than 10% or more of our revenues for the three months ended March 31, 2012 and 2011.
Critical Accounting Policies and Significant Judgments and Estimates
Our condensed consolidated financial statements are prepared in conformity with U.S. generally accepted accounting principles. The preparation of our condensed consolidated financial statements requires us to make assumptions, judgments and estimates that have an impact on amounts reported in our condensed consolidated financial statements. We base our assumptions, judgments and estimates on historical experience and various other factors that we believe to be reasonable under the circumstances. Actual results could differ materially from these estimates under different assumptions or conditions. We continually evaluate these estimates and assumptions based on the most recently available information, our own historical experience and various other assumptions that we believe to be reasonable under the circumstances. Our significant accounting policies are described in Note 2 to this interim report, “Basis of Presentation and Summary of Significant Accounting Policies,” in the Notes to Consolidated Financial Statements in our 2011 Form 20-F. In addition, we highlighted those policies that involve a higher degree of judgment and complexity with further discussion of these judgmental areas in Item 5, “Operating and Financial Review and Prospects” in the 2011 Form 20-F. We believe these policies are the most critical to aid in fully understanding and evaluating our financial condition and results of operations. Updates on the relevant periodic financial disclosures related to these policies are provided below.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Revenue Recognition
We derive our revenue from three sources:

▪
Software as a service (SaaS) revenue, which consists of fees from customers who subscribe to our hosted mobile marketing and advertising platform, generally referred to as “usage‑based” services, and fees from customers who utilize our software solutions to measure the progress of their transaction‑ based mobile marketing and advertising campaigns, generally referred to as “performance‑based” services;

▪
License and software revenue, which consists of revenue from customers who license our mobile marketing and advertising platform and fees for customized software solutions delivered to and installed on the customers' server; and

▪
Managed services revenue, which consists of fees charged to customers for professional services related to the implementation, execution, and monitoring of customized mobile marketing and advertising solutions.

We account for revenue for these services and licenses in accordance with Accounting Standards Codification (ASC) Topic 605 - Revenue Recognition and ASC Topic 985-605 - Certain Revenue Arrangements that Include Software Elements. We recognize revenue when all of the following conditions are satisfied: (i) there is persuasive evidence of an arrangement; (ii) the service has been rendered or delivery has occurred; (iii) the fee to be paid by the customer is fixed or determinable; and (iv) collectibility of the fee is reasonably assured.
SaaS revenue generated from our usage-based services, including subscription fees for use of individual software modules and our automated mobile marketing campaign creation templates, and fees charged for access to our technology platform, are recognized ratably over the period of the agreement as the fees are earned.
SaaS revenue generated from our performance-based services is generally based on specified metrics, typically relating to the number of transactions performed during the campaign multiplied by the cost per action in accordance with the terms of the related contracts. Some of our performance-based contracts include performance incentive provisions that link a portion of revenue that we may earn under the contract to the performance of the customer's campaign relative to quantitative or other milestones, such as the growth in the consumer base, reduced consumer churn, or the effectiveness of the end-user response. We consider the performance-based fees to be contingent fees. We recognize this revenue monthly based on actual performance, which is when the fees are earned and the amount of the fee can be reliably measured. Our performance-based arrangements are typically invoiced either monthly or upon campaigns completion, which can occur in a period subsequent to revenue being recognized.
License and software revenue consists of fees charged for our mobile marketing and advertising technology provided on a perpetual or term based license. These types or arrangements do not typically include any ongoing support arrangements or rights to upgrades or enhancements and therefore revenue related to perpetual licensing arrangements is recognized upon the delivery of the license. Revenue from term based licenses are recognized over the related term. Fees charged to customize our software solution are recognized using the completed contract or percentage-of-completion method according to ASC 605-35, Revenue Recognition - Construction-Type and Production-Type Contracts, based on the ratio of costs incurred to the estimated total costs at completion.
Managed services revenue, when sold with software and support offerings, are accounted for separately when these services (i) have value to the customer on a standalone basis, (ii) are not essential to the functionality of the software and (iii) there is objective and reliable evidence of the selling price of each deliverable. When accounted for separately, revenue is recognized as the services are rendered for time and material contracts, and ratably over the term of the contract when accepted by the customer for fixed price contracts. For revenue arrangements with multiple deliverables, such as an arrangement that includes license, support and professional services, we allocate the total amount the customer will pay to the separate units of accounting based on their relative selling prices, as determined by the price of the undelivered items when sold separately.
The timing of revenue recognition in each case depends upon a variety of factors, including the specific terms of each arrangement and the nature of our deliverables and obligations, and the existence of evidence to support recognition of our revenue as of the reporting date. For contracts with extended payment terms for which we have not established a successful pattern of collection history, we recognize revenue when all other criteria are met and when the fees under the contract are due and payable. Fees that have been invoiced are recorded in trade receivables and in revenue when all revenue recognition criteria have been met. Fees that have not been invoiced as of the reporting date but for which all revenue recognition criteria are met are reported as accrued contract receivables on the balance sheets.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Certain arrangements entered into by the company are revenue sharing arrangements. As a result, the company completes an analysis of the facts and circumstances to determine whether revenue earned from these arrangements should be recorded gross with the company performing as a principle or recorded net of third party costs with the company performing as an agent as required by ASC 605-45 Principle Agent Consideration.
We present revenue net of tax, sales tax, excise tax and other similar assessments. Our revenue arrangements do not contain general rights of return.
Valuation of Long-lived and Intangible Assets
We evaluate long-lived assets such as property and equipment, and identifiable intangible assets that are subject to amortization for impairment when events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. An impairment loss is recognized when estimated future undiscounted cash flows expected to result from the use of the asset and its eventual disposition is less than the carrying amount. When undiscounted future cash flows are not expected to be sufficient to recover an asset's carrying amount, the asset is written down to its fair value. Where available, quoted market prices are used to determine fair value. When quoted market prices are not available, various valuation techniques, including the discounted value of estimated future cash flows, are utilized.
Goodwill
Goodwill is generated when the consideration paid for an acquisition exceeds the fair value of net assets acquired. Goodwill is recognized as an asset and reviewed for impairment at least annually, or whenever events or circumstances indicate that the carrying amount of goodwill may not be recoverable. We have selected December 31 as the date to perform the annual impairment testing of goodwill. There have been no indicators of impairment during the three months ended March 31, 2012.
Fair Value Measurements
The Company reports its financial and non-financial assets and liabilities that are re-measured and reported at fair value at each reporting period. The Company established a three-tier fair value hierarchy, which prioritizes the inputs used in the valuation methodologies in measuring fair value:
Level 1. Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.
Level 2. Include other inputs that are directly or indirectly observable in the marketplace.
Level 3. Unobservable inputs which are supported by little or no market activity.
Our financial assets and liabilities consist principally of cash and cash equivalents, notes receivable, accounts payable, accrued liabilities, current and non-current notes payable. Cash and cash equivalents are stated at cost, which approximates fair value. As of March 31, 2012 and December 31, 2011, we do not have readily marketable securities that are classified as cash equivalents. Accounts payable and accrued liabilities are carried at cost that approximates fair value due to their expected short maturities. Our long-term debt bears interest at variable rates which approximate the interest rates at which we believe we could refinance the debt. Accordingly, the carrying amount of long-term debt as of March 31, 2012 and December 31, 2011 approximates its fair value. As of March 31, 2012, we did not have any financial assets or liabilities for which Level 1 or Level 2 inputs were required to be disclosed. See Note 7 of our notes to consolidated financial statements for our disclosure of Level 3 inputs used to revalue our contingent payments related to certain of our acquisitions.
The fair value of our contingent payments associated with our recent acquisitions is determined based on an internal cash flow model using inputs based on estimates and assumptions developed by us and is remeasured on each reporting date. The rates used to discount net cash flows to their present value were based on our weighted average cost of capital for similar transactions and an assessment of the relative risk inherent in the associated cash flows. The inputs were current as of the measurement date. These inputs tend to be unobservable and, as such, are considered Level 3 in the fair value hierarchy
The following table provides a summary of changes in fair value of the contingent payments measured using significant unobservable inputs (Level 3):

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Fair Value
(in thousands)
Balance as of December 31, 2011	$16,271
Change in fair value of contingent payment liabilities related to MIG	2,197
Additions to contingent payment liabilities related to CASEE	6,360
Balance as of March 31, 2012	$24,828

Other Financial Information
We present certain non-GAAP financial measures as a supplemental measure of our performance. These non-GAAP financial measures are not a measure of financial performance or liquidity calculated in accordance with accounting principles generally accepted in the U.S., referred to herein as GAAP, and should be viewed as a supplement to, not a substitute for, our results of operations presented on the basis of GAAP. Reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures are detailed in the table below.

	Three Months Ended March 31,
	2012	2011
Non-GAAP Measures:	(in thousands except per share amounts)
Adjusted net loss	$(1,137)	$(5,204)
Adjusted EBITDA	$4,608	$1,279

Adjusted net loss per share - basic	$(0.02)	$(0.11)
Adjusted net loss per share - diluted	$(0.02)	$(0.11)

Our non-GAAP measures should be read in conjunction with the corresponding GAAP measures. These non-GAAP financial measures have limitations as an analytical tool and you should not consider them in isolation from, or as a substitute for, analysis of our results as reported in accordance with GAAP.
We define adjusted net income (loss) by excluding foreign exchange gains or losses, share-based compensation expense, non-recurring and acquisition related expenses, deferrals of net profits of our equity method investments related to transactions with us, and acquisition-related depreciation and amortization.
We define adjusted EBITDA by excluding from adjusted net income (loss), gains or losses from our equity method investments, the remaining depreciation and amortization, the provision for income taxes, net interest expense, and other income (expense).
Adjusted net income (loss) and adjusted EBITDA are not necessarily comparable to similarly-titled measures reported by other companies.
Adjusted income (loss) per share is adjusted net income (loss) divided by diluted shares outstanding.
We believe these non-GAAP financial measures are useful to management, investors and other users of our financial statements in evaluating our operating performance because these financial measures are additional tools to compare business performance across companies and across periods. We believe that:

•
these non-GAAP financial measures are often used by investors to measure a company's operating performance without regard to items such as interest expense, taxes, depreciation and amortization and foreign exchange gains and losses, which can vary substantially from company to company depending upon accounting methods and book value of assets, capital structure and the method by which assets were acquired; and

•
investors commonly use these non-GAAP financial measures to eliminate the effect of restructuring and share-based compensation expenses, one-time non-recurring expenses, and acquisition-related expenses, which vary widely from company to company and impair comparability.

 We use these non-GAAP financial measures:

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

•	as a measure of operating performance to assist in comparing performance from period to period on a consistent basis;

•	as a measure for planning and forecasting overall expectations and for evaluating actual results against such expectations;

•	as a primary measure to review and assess the operating performance of our company and management team in connection with our executive compensation plan incentive payments; and

•	in communications with our board of directors, stockholders, analysts and investors concerning our financial performance.
The following is an unaudited reconciliation of adjusted EBITDA to net loss before non-controlling interest, the most directly comparable GAAP measure, for the periods presented:

	Three Months Ended March 31,
	2012	2011
Reconciliation to adjusted EBITDA:	(in thousands except per share amounts)
Net loss before non-controlling interest	$(8,839)	$(15,923)
Adjustments:
Foreign exchange gains	(1,375)	(378)
Non-cash share based compensation(1)	8,608	6,562
Non-recurring and acquisition-related expenses(2)	(2,301)	2,282
Loss from equity method investments(3)	133	1,458
Depreciation and amortization - acquisition related	2,637	795
Adjusted net loss	$(1,137)	$(5,204)
Loss (gain) from equity method investments - other	238	(493)
Depreciation and amortization - other	4,632	2,959
Income tax expense	278	2,237
Interest expense, net	743	1,704
Other expense	(146)	76
Adjusted EBITDA	$4,608	$1,279

Adjusted net loss per share - basic	$(0.02)	$(0.11)

Adjusted net loss per share - diluted	$(0.02)	$(0.11)

Basic shares	61,816	47,099

Diluted shares	61,816	47,099

(1) In March 2011, certain performance based deferred share awards granted to employees in 2009 were approved for vesting. The performance metrics of these awards were set at the time of grant based on then current projections of company performance under IFRS for 2009 and 2010. These metrics did not contemplate our conversion to US GAAP, the impact of acquisitions completed during 2009 and 2010, or the impact on our results of preparing for and completing our US public offering. Due to the judgment required to reconcile actual company performance with the original metrics, it was determined that any vesting would be required to be treated as a modification under the guidance in ASC 718. This required the fair value of the awards to be remeasured on the vesting approval date, with the incremental fair value charged to expense over the remaining vesting period. As a result, we recognized additional compensation expense of approximately $3.3 million during the three months ended March 31, 2011 with no charge recorded during the three months ended March 31, 2012.
(2) Non-recurring and acquisition-related expenses in 2011 included primarily acquisition-related expenses incurred related to completed acquisitions, interest expense related to recognition of the remaining debt discount upon repayment of certain loan facilities, interest expense related to an additional fee due to one of our lenders related to our US public offering, and other non-recurring items offset by the reversal of a one-time tax liability accrual related to performance share awards granted prior to our US public offering that were released to employees in 2010.
(3) Loss from equity method investments represents deferral of our equity investments' net profits related to transactions with Velti.
Share based compensation expenses were included in the condensed consolidated statements of operations and comprehensive

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

loss as follows:

	Three Months Ended March 31,
	2012	2011
	(in thousands)
Datacenter and direct project	$972	$628
General and administrative	3,660	3,244
Sales and marketing	2,392	1,876
Research and development	1,584	814
	$8,608	$6,562

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Operating Results
Comparison of the three months ended March 31, 2012 and 2011
The following table sets forth our condensed consolidated results of operations for the three months ended March 31, 2012 and 2011:

	Three Months Ended March 31,
	2012	2011
	(unaudited)
Revenue:	(in thousands)
Software as a service (SaaS) revenue	$46,768	$23,279
License and software revenue	1,505	2,791
Managed services revenue	3,520	3,480
Total revenue	51,793	29,550
Cost and expenses:
Third-party costs	16,862	10,633
Datacenter and direct project costs	7,892	2,951
General and administrative expenses	15,132	9,468
Sales and marketing expenses	12,753	7,993
Research and development expenses	4,684	2,830
Acquisition related charges	2,197	1,461
Depreciation and amortization	7,269	3,754
Total cost and expenses	66,789	39,090
Loss from operations	(14,996)	(9,540)
Interest expense, net	(743)	(3,483)
Gain from foreign currency transactions	1,375	378
Other income (expense)	6,174	(76)
Loss before income taxes, equity method investments and non-controlling interest	(8,190)	(12,721)
Income tax expense	(278)	(2,237)
Loss from equity method investments	(371)	(965)
Net loss	(8,839)	(15,923)
Net loss attributable to non-controlling interest	(21)	(51)
Net loss attributable to Velti	$(8,818)	$(15,872)

Revenue

			Variance
	Three Months Ended March 31,		2012 vs 2011
	2012	2011	$	%
	(in thousands, except percentages)
Software as a service (SaaS) revenue	$46,768	$23,279	$23,489	101%
License and software revenue	1,505	2,791	(1,286)	(46)%
Managed services revenue	3,520	3,480	40	1%
Total revenue	$51,793	$29,550	$22,243	75%

Total revenue for the three months ended March 31, 2012 increased by $22.2 million, or 75%, compared to the same period in 2011. The increase was primarily the result of growth in SaaS revenue of $23.5 million; $15.4 million of this increase was related to the acquisition of MIG, Air2Web, and CASEE combined with a $7.4 million increase in revenue from both new and existing customers. License revenue decreased by $1.3 million for the three months ended March 31, 2012 as a result of client

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

accounts terminating which were partially offset by new licenses. Managed services revenue was relatively flat versus the same quarter a year ago. Revenue from existing customers was $48.0 million and revenue from new customers was $3.8 million for the three months ended March 31, 2012.
Operating Costs and Expenses

			Variance
	Three Months Ended March 31,		2012 vs 2011
	2012	2011	$	%
	(in thousands, except percentages)
Third-party costs	$16,862	$10,633	$6,229	59%
Datacenter and direct project costs	7,892	2,951	4,941	167%
General and administrative expenses	15,132	9,468	5,664	60%
Sales and marketing expenses	12,753	7,993	4,760	60%
Research and development expenses	4,684	2,830	1,854	66%
Acquisition related and other charges	2,197	1,461	736	50%
Depreciation and amortization	7,269	3,754	3,515	94%
Total cost and expenses	$66,789	$39,090	$27,699	71%

Third‑Party Costs
Third‑party costs for the three months ended March 31, 2012 increased by $6.2 million, or 59%, compared to the same period in 2011. This increase was primarily due to a $4.1 million increase in costs related to acquired companies and a $2.1 million increase associated with organic growth.
Datacenter and Direct Project Costs
Datacenter and direct project costs for the three months ended March 31, 2012 increased by $4.9 million, or 167%, compared to the same period in 2011. This increase was primarily due to a $3.2 million increase in costs related to acquired companies, $0.3 million increase in share‑based compensation expense, and a $0.9 million increase in personnel‑related expense due to an increase in headcount to support growth in our business, with the balance of the increase associated with travel and professional and consulting fees.
General and Administrative Expenses
General and administrative expenses for the three months ended March 31, 2012 increased by $5.7 million, or 60%, compared to the same period in 2011. This increase was primarily due to a $1.9 million increase in costs related to acquired companies, $1.0 million of compensatory bonuses associated with our acquisition, $0.4  million increase in share‑based compensation expense, a $0.6 million increase in personnel‑related expense due to an increase in headcount to support growth in our business, and a $1.5 million increase in facilities and related infrastructure costs associated with our geographic expansion.
Sales and Marketing Expenses
Sales and marketing expenses for the three months ended March 31, 2012 increased by $4.8 million, or 60%, compared to the same period in 2011. This increase was primarily due to a $2.7 million increase in costs related to acquired companies, a $1.1 million increase in personnel‑related expense due to an increase in headcount to support growth in our business and $0.5 million increase in share‑based compensation expense. The balance of the increase was related to facilities and infrastructure costs partially offset by a decrease in professional and consulting fees.
Research and Development Expenses
Research and development expenses for the three months ended March 31, 2012 increased by $1.9 million, or 66%, compared to the same period in 2011. This increase was primarily due to a $1.2 million increase in costs related to acquired companies and a $0.7 million increase in share‑based compensation expense.
Acquisition‑Related Charges
Acquisition‑related charges for the three months ended March 31, 2012 and 2011 of $2.2 million and $1.5 million, respectively, related to changes in the fair value of contingent payments for our recent acquisitions.
Depreciation and Amortization

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Depreciation and amortization expenses for the three months ended March 31, 2012 increased by $3.5 million, or 94%, as compared to the same period in 2011, primarily as a result of higher acquired intangible asset balances as a result of acquisitions over the past twelve months which included MIG, Air2Web and CASEE.
Other Income Expense

	Three Months Ended March 31,		Variance
			2012 vs 2011
	2012	2011	$	%
	(in thousands, except percentages)
Interest expense, net	$(743)	$(3,483)	$(2,740)	(79)%
Gain from foreign currency transactions	1,375	378	997	264%
Other income (expenses)	6,174	(76)	6,250	100%
Income tax expense	(278)	(2,237)	(1,959)	(88)%
Loss from equity method investments	(371)	(965)	(594)	(62)%

Interest Expense, net
Interest expense, net for the three months ended March 31, 2012 decreased by $2.7 million, or 79%, compared to the same period in 2011 as we have repaid the majority of our outstanding debt towards the end of the first quarter of 2011. We did not earn a significant amount of interest income in either period.
Gain from Foreign Currency Transactions
Gain from foreign currency transactions, a non-cash item, for the three months ended March 31, 2012 increased by $1.0 million or 264%, compared to the same period in 2011. The gain was primarily due to foreign exchange translation adjustments on cash balances denominated in currencies other than the functional currency, primarily due to the appreciation of the Euro and British pound sterling, along with a gain associated with the contingent consideration denominated in US dollars and remeasured in British pounds sterling.
Other Income (Expense)
The $6.2 million gain is related primarily to marking Velti's 33% investment in CASEE to fair value as we were required to re-measure this investment as a result of our purchasing the remaining 67% of CASEE during the quarter.
Income Tax Expense
We recorded income tax expense of $278,000 on a worldwide pre-tax loss of $8.2 million for the three months ended March 31, 2012 compared to income tax expense of $2.2 million on a worldwide pre-tax loss of $12.7 million for the same period in 2011.
Loss from Equity Method Investments
During the three months ended March 31, 2012 our share of loss from equity method investments was $371,000 compared to a loss from equity method investments of $965,000 for the same period in 2011. This change was primarily due to substantial charges booked in the three months ended March 31, 2011 to eliminate profits on certain transactions with our equity method investments. For a discussion of our equity method investments, see Note 9 to notes to consolidated financial statements.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Liquidity and Capital Resources
Since our inception we have financed our operations and acquisitions primarily through the public offerings, borrowings under our bank credit facilities and cash generated from our operations. As of March 31, 2012, we had $41.0 million in cash and cash equivalents.
As of March 31, 2012, we had $9.6 million in outstanding long‑term debt. The effective interest rates to finance our borrowings as of March 31, 2012 ranged from 4.1% to 16.0%.
As of March 31, 2012 our current assets exceeded our current liabilities by $138.5 million. Based on our current business plan, we believe that our existing cash balances and any cash generated from operations will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months.
If our estimates of revenues, expenses or capital or liquidity requirements change or are inaccurate or if cash generated from operations is insufficient to satisfy our liquidity requirements, we may seek to sell additional shares or arrange debt financing. Further, we may seek to sell additional ordinary shares or arrange for additional debt financing, to the extent it is available, in order to provide us financial flexibility to pursue acquisition or investment opportunities that may arise in the future.

	Three Months Ended March 31,
	2012	2011
	(in thousands)
Cash generated from (used in):
Operating activities	$(15,869)	$(20,473)
Investing activities	(21,948)	(16,947)
Financing activities	(82)	89,955
Effect of exchange rate fluctuations	3,085	2,244
Increase (decrease) in cash and cash equivalents	$(34,814)	$54,779

Operating Activities. Net cash used in operating activities during the three months ended March 31, 2012 was $15.9 million, compared to net cash used in operating activities of $20.5 million during the three months ended March 31, 2011. The decrease in cash used in operating activities is attributable to our reduced net loss for the three months ended March 31, 2012, combined with higher accounts payable and other accrued liabilities as of March 31, 2012 partially offset by increased day sales outstanding (DSO) of March 31, 2012.
Trade and Comprehensive DSOs based on trailing 12 months' revenue were:

	DSO
	Trade (1)	Comprehensive (2)
as of March 31, 2012	116	272
as of March 31, 2011	113	261

(1) Trade DSO is calculated as follows: trade receivables (with reduction for agreements where we recognize revenue net of third party costs) divided by trailing twelve month revenue (which includes estimated revenue of acquired companies as though they had been consolidated for the entire twelve month period) multiplied by 360 days.

(2)
Comprehensive DSO is calculated as follows: comprehensive receivables (consisting of trade receivables, accrued contract receivables and other receivables which includes notes receivable, factoring receivables, with reduction for agreements where we recognize revenue net of third party costs) divided by trailing twelve month revenue (which includes estimated revenue of acquired companies as though they had been consolidated for the entire twelve month period) multiplied by 360 days.

Investing Activities. Net cash used in investing activities during the three months ended March 31, 2012 was $21.9 million compared to $16.9 million during the three months ended March 31, 2011. This increase was primarily due to increased investment in property and equipment and software development partially offset by a decrease in investment in subsidiaries.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Financing Activities. Net cash used in financing activities during the three months ended March 31, 2012 was $0.1 million compared to net cash generated from financing activities of $90.0 million during the three months ended March 31, 2011. The cash used in financing activities for the three months ended March 31, 2012 related to $0.8 million repayment of debt, partially offset by $0.7 million in proceeds from issuance of ordinary shares. Cash generated from financing activities for the three months ended March 31, 2011 was primarily due to the proceeds from our January U.S. public offering, offset by repayment of $45.1 million of outstanding borrowings.
Although we have an overall accumulated deficit of $43.5 million, we have unremitted positive earnings in certain jurisdictions of approximately $89.1 million. Management has assessed the requirements for indefinite reinvestment of these earnings, and has not provided for related taxes on such earnings for the following reasons: (1) based upon financial forecasts and budgets, we intend to permanently reinvest such earnings in the local geographies where the earnings are located to fund expansion and growth in the local markets, as well as retain sufficient working capital and fund other capital needs locally and (2) we will engage in intercompany financing as necessary for purposes of providing sufficient cash flow to non-income producing jurisdictions. There may also be local jurisdiction restrictions on the ability to remit dividends, including: (1) each company with positive unremitted earnings may not have sufficient distributable reserves to make such a distribution in the foreseeable future and (2) each company with unremitted earnings may not have sufficient cash available to make such a distribution.
Legal Proceedings
From time to time, we and our subsidiaries are subject to legal, administrative and regulatory proceedings, claims, demands and investigations in the ordinary course of business, including claims with respect to intellectual property, contracts, employment and other matters.  In addition to the below mentioned legal proceedings, we do not believe that the ultimate resolution of other legal proceedings involving our company, if any, will have a material adverse effect on our consolidated financial position, results of operations or cash flows.
Indemnification Claims
We recently received letters on behalf of several of our customers notifying us that the customers had received letters from a third party which alleged that certain of our customer's applications infringed the patent rights of the third party. In turn, our customers have alleged that we are obligated to indemnify them relating to these matters as the claims allegedly relate to services that we provide to the customers. We are currently investigating the related issues.
Mobile Device Litigation
In re iPhone Application Litigation is a purported nationwide class action filed in the Northern District of California against Apple Inc. and certain other parties, including Mobclix, and the result of a Multi-District Litigation consolidation of numerous class actions filed in state and federal courts throughout the United States.  The action alleges that the defendants, through the promotion of software applications, or "apps", developed, marketed, and provided or sold for use with Apple's devices, improperly and unlawfully access, capture, alter and/or use personal information they obtained from "app" users.
The defendants responded to the complaint via a successful pleading challenge.  See In re iPhone Application Litig., 2011 WL 4403963 (N.D. Cal. Sept. 30, 2011) (Order Granting Defendants' Motions to Dismiss for Lack of Article III Standing Without Prejudice).  In their amended complaint, the plaintiffs dropped several of the entities named as defendants in the initial consolidated complaint, including Mobclix, ostensibly to better their chances of surviving a second pleading challenge.  The remaining defendants' motions to dismiss to this amended pleading was heard on May 3, 2012. During that hearing, the federal judge assigned to the matter indicated that she would dismiss this motion in part. The court will issue an formal order regarding these motions.
Defendant TrafficMarketplace.com recently demanded that Mobclix, pursuant to an agreement between the parties, defend and indemnify it for costs related to the In re iPhone Application Litigation class action.  TrafficMarketplace.com and Mobclix are negotiating this demand.
Mobclix was named as a defendant in a similar litigation regarding Google devices, but within several months was dismissed from that action without prejudice.
Because the filed actions are in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably assess the likelihood of any particular outcome of these litigations (or potential litigations) at this time.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Damasco v. Velti
On May 15, 2012, an individual named Jerome Damasco named Velti USA, Inc. and Velti North America, Inc. as defendants in a nationwide class action in the United States District Court for the Northern District of California (case no. 3:11-cv-05353-RS) alleging that the defendants distributed unauthorized SMS messages in violation of the federal Telephone Consumer Protection Act, 47 U.S.C. section 227. The action is brought on behalf of “all persons in the United States and its Territories who received one or more unauthorized text message advertisements by or on behalf of any Defendants,” and seeks actual and statutory damages, an injunction requiring the defendants to “cease all wireless spam activities,” and attorneys' fees and costs. Because this action is in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably estimate the ultimate outcome of this litigation at this time. We intend to contest this action vigorously.
Patent Litigation
On March 12, 2012, Augme Technologies, Inc. filed a complaint against Velti USA, Inc. in the United States District Court for the District of Delaware (case no. 1:12cv294), alleging infringement of three patents held by Augme.  On May 4, 2012, Velti responded to the complaint by filing a motion to dismiss and motion to strike certain claims in the complaint.  The Court has not yet issued a decision on the motion.  Because this action is in the very early stages, and due to the inherent uncertainty surrounding the litigation process, we are unable to reasonably estimate the ultimate outcome of this litigation at this time. We intend to contest this action vigorously.
Quantitative and Qualitative Disclosures about Market Risk
We are exposed to several financial risks, including, among others, market risk (change in exchange rates, changes in interest rates, market prices, etc.), credit risk and liquidity risk. Our principal liabilities mainly consist of bank loans and trade payables. The main purpose of these liabilities is to provide the necessary funding for our operations. We have various financial assets such as trade receivables and cash and cash equivalents. Our cash and cash equivalent instruments are managed such that there is no significant concentration of credit risk in any one bank or other financial institution. Management monitors closely the credit quality of the financial institutions with which we hold deposits.
Our financing facilities are monitored against working capital and capital expenditure requirements on a rolling 12-month basis and timely action is taken to have the necessary level of available credit lines. Our policy is to diversify funding sources. Management aims to maintain an appropriate capital structure that ensures liquidity and long-term solvency.
Foreign Currency Risk
Our reporting currency is the U.S. dollar. As a result of investments in entities that have denominated currency other than the U.S. dollar, we face foreign exchange translation risk and our results can be affected by movements in the euro versus the U.S. dollar, British pound sterling versus the U.S. dollar, as well as other currencies. We do not believe that we currently have any significant direct foreign exchange risk and have not hedged exposures denominated in foreign currencies or any other derivative financial instruments. As of March 31, 2012, we had operations in Europe, including Greece, the U.K., Bulgaria Russia and the Ukraine, the U.S., Turkey, Dubai, Brazil, China and India. Our reporting currency is the U.S. dollar, although the functional currencies of our subsidiaries include the U.S. dollar, euro, British pound sterling, Russian ruble, Bulgarian lev, Ukrainian hyrvnia, Indian rupee and Chinese yuan. Personnel and facilities-related expenses are incurred in local currencies, although substantially all of our other expenses are incurred in the U.S. dollar, euro, or British pound sterling. As a result of investments in entities that have denominated currency other than the U.S. dollar, we face foreign exchange translation risk and our results can be affected by movements in the euro versus the U.S. dollar, British pound sterling versus the U.S. dollar, as well as other currencies against the U.S. dollar or the euro. Therefore, our operating results may become subject to significant fluctuations based upon changes in foreign currency exchange rates of certain currencies relative to the U.S. dollar or the euro, and foreign currency exchange rate fluctuations may adversely affect our financial results in the future.
For the three months ended March 31, 2012, approximately 38% of our revenue was payable in euros. This is compared to 60% and 77% for the years ended December 31, 2011 and 2010, respectively. We expect the concentration of euro denominated revenue to continue to decrease compared to historical levels as we continue to increase sales to customers in geographies outside of Europe, with revenue payable in U.S. dollars or other currencies, as well as increase the number of contracts with European customers with revenue payable in U.S. dollars. As a majority of our costs and expenses are incurred in euros, any devaluation of the euro will negatively impact revenue but positively impact costs and expenses, as reported in U.S. dollars. Any decline in the value of the dollar compared to the euro will positively impact revenue and negatively impact costs and expenses, as reported in U.S. dollars.

We have not entered into any hedging arrangements, such as forward exchange contracts and foreign currency option contracts, to reduce the effect of our foreign exchange risk exposure. If we decided to enter into any such hedging activities in the future, we cannot assure shareholders that we would be able to effectively manage our foreign exchange risk exposure. As exchange rates in these currencies vary, our revenue and operating results, when translated, may be materially and adversely impacted.
Interest Rate Risk
As of March 31, 2012, we had cash and cash equivalents of $41.0 million. These amounts are held primarily in cash and money market funds. We do not enter into investments for trading or speculative purposes. Due to the short-term nature and floating interest rates of these investments, we believe that we do not have any material exposure to changes in the fair value of our investment portfolio as a result of changes in interest rates. Due to the low margin earned on these funds we do not believe a 10% change in interest rates would have a significant impact on our operating results, future earnings, or liquidity.
We are exposed to interest rate risk related to our short term financing and long term debt, which are primarily denominated in euros with floating interest rates that are linked to Euribor plus a margin of 4%. For variable rate debt, interest rate changes generally do not affect the fair value of the debt instrument, but do impact future earnings and cash flows, assuming other factors are held constant. A potential increase or decrease of Euribor by 1% would not materially impact interest expense or cash paid for interest for the remainder of 2012 based on the $8.3 million of variable rate debt outstanding as of March 31, 2012, and the debt which becomes variable in May of 2012.
Credit Risk
We do not have significant concentrations of credit risk relating to our trade receivables and cash investments. The majority of our credit risk as of March 31, 2012 is attributable to trade receivables and accrued contract receivables amounting to $188.8 million in total. Trade receivables and accrued contract receivables are typically unsecured and are derived from revenue earned from customers. Credit risk is managed through credit approvals, establishing credit limits and continuously monitoring the creditworthiness of customers to which the company grants credit terms in the normal course of business. It is our policy that all customers who wish to transact on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis and historically our exposure to bad debts has been minimal. Credit risk from cash balances is considered low. We restrict cash transactions to high credit quality financial institutions.
Liquidity Risk
Our financing requirements have significantly increased due to the expansion of our business, which has in the past been funded primarily through proceeds received from public offerings of our ordinary shares and debt financings. Nevertheless, we monitor our risk to a shortage of funds using a recurring cash flow planning model. Our objective is to maintain a balance between continuity of funding and flexibility through the availability of bank credit lines and the generation of positive operating cash flows.
Controls and Procedures
Evaluation of disclosure controls and procedures
Under the supervision and with the participation of our management, including our principal executive officer and principal financial officer, we conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures, as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), as of the end of the period covered by this report (the “Evaluation Date”).
In designing and evaluating our disclosure controls and procedures, management recognizes that any disclosure controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply its judgment in evaluating the benefits of possible controls and procedures relative to their costs.
Based on management's evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures are designed to, and are effective to, provide assurance at a reasonable level that the information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosures.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS (Continued)

Changes in Internal Controls
During the three-month ended March 31, 2012, there were no significant changes to internal control over financial reporting that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.